Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary description of the Redeemable Units is based on and qualified by the Fund’s Amended and Restated Limited Liability Company Agreement dated July 9, 2018 (the “LLC Agreement”), a copy of which is incorporated by reference as Exhibit 3.3(a) to this Annual Report on Form 10-K and is incorporated herein by this reference. For a complete description of the terms and provisions of the Fund’s Redeemable Units refer to the LLC Agreement. Capitalized terms not defined herein have the meanings ascribed to them in this Annual Report on Form 10-K.

The Redeemable Units are privately offered.  Profits and losses of the Fund are allocated among the Members on a monthly basis in proportion to their capital accounts (the initial balance of which is the amount paid for their Redeemable Units).  Distributions of profits will be made at the sole discretion of Sydling.

A Member may transfer or assign his or her Redeemable Units upon notice to Sydling.  The assignment will be effective at the beginning of the next month after Sydling receives such notice.  The transfer or assignment of Redeemable Units shall be subject to all applicable securities laws. An assignee may not become a Member without the consent of Sydling.  Sydling will not consent if it determines that the admission of the assignee to the Fund would endanger the Fund’s tax status as a partnership or otherwise have adverse legal consequences.  An assignee not admitted to the Fund as a Member will share the profits and capital of the Fund, but will not be entitled to vote, to an accounting of Fund transactions, to receive tax information, or to inspect the books and records of the Fund.  An assigning Member will remain liable to the Fund for any amounts for which he may be liable.

A Member may require the Fund to redeem some or all of his Redeemable Units at net asset value per Redeemable Unit as of the last day of any month (the “Redemption Date”), provided that the Member has held such Redeemable Units for three (3) full months.  The right to redeem is contingent upon the Fund’s having property sufficient to discharge its liabilities on the Redemption Date and upon receipt by Sydling of a written or oral request for redemption at least five (5) business days prior to the Redemption Date.  For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses for the initial offering period will not reduce redemption value per Redeemable Unit.  Because net asset value fluctuates daily, Members will not know the net asset value applicable to their redemption at the time a notice of redemption is submitted.  Payment for a redeemed interest will be made within ten (10) business days following the Redemption Date by crediting a Member’s UBS Financial Services account with the proceeds of the redemption.  Sydling has not experienced a situation in which the Fund did not have sufficient cash to honor redemption requests.  If this were to occur, Sydling intends to honor redemption requests on a pro rata basis unless Sydling determines that a different methodology would be in the best interests of the Fund.  There is no fee charged to Members in connection with redemptions.  Sydling reserves the right in its sole discretion to permit redemptions more frequently than monthly and to waive the 10-day notice period.  Sydling may also, at its sole discretion and upon ten (10) days’ notice to a Member, require that any Member redeem some or all of its Redeemable Units if such redemption is in the best interests of the Fund.  Sydling may temporarily suspend redemptions if necessary in order to liquidate commodity positions in an orderly manner and may permit less frequent redemptions if it has received an opinion from counsel that such action is advisable to prevent the Fund from being considered a publicly traded partnership by the Internal Revenue Service.

Summary of the LLC Agreement

The following is an explanation of some of the more significant terms and provisions of the LLC Agreement.  Each prospective investor should read the LLC Agreement thoroughly before investing.  The following description is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the LLC Agreement itself.

Liability of Members

The Fund was formed as a limited liability company under the laws of the State of Delaware on August 7, 2012.  The Fund has been advised by its counsel that except as required by Delaware law and as set forth in Paragraph 5(c) of the LLC Agreement, Redeemable Units purchased and paid for pursuant to this offering will be fully paid and non-assessable, and a Member will not be liable for amounts in excess of such Member’s contributions to the Fund and his share of undistributed profits, if any.

Management of Fund Affairs

The Fund is member-managed for purposes of Delaware law.  Pursuant to the LLC Agreement, the Members have appointed Sydling to act as the Fund’s CPO and trading manager.  Accordingly, the Members have delegated all of their rights, powers, duties and obligations to manage the business and affairs of the Fund to Sydling; provided, that the Members have not delegated their rights under the LLC Agreement to (i) vote on amendments to the LLC Agreement, (ii) call a meeting of the Members or (iii) vote to revoke the delegation of rights and powers to Sydling.  Sydling may select one or more trading advisors to direct all trading for the Fund and may cause the Fund to invest substantially all of its assets in another fund managed by such advisor(s).  Other responsibilities of Sydling include, but are not limited to, the following:  reviewing and monitoring the trading of the trading advisor(s); administering redemptions of Redeemable Units; preparing monthly and annual reports to the Members; preparing and filing necessary reports with regulatory authorities; calculating the net asset value; executing various documents on behalf of the Fund and the Members pursuant to powers of attorney; and supervising the liquidation of the Fund if an event causing dissolution of the Fund occurs.

Sydling may, but is not obliged to, delegate its rights, duties and powers under the LLC Agreement, including but not limited to the duty to make trading decisions for the Fund.

Sharing of Profits and Losses; Fund Accounting

Each Member will have a capital account, and its initial balance will be the amount such Member paid for his, her or its Redeemable Units.  Any increase or decrease in the net assets of the Fund will be allocated among the Members on a monthly basis and will be added to or subtracted from the accounts of the Members in the ratio that each account bears to all accounts.

Additional Members

All Redeemable Units offered by the Fund are sold at the Fund’s then current net asset value per Redeemable Unit.

Restrictions on Transfer or Assignment

A Member may transfer or assign his or her Redeemable Units upon notice to Sydling.  The assignment will be effective at the beginning of the next month after Sydling receives such notice.  The transfer or assignment of Redeemable Units shall be subject to all applicable securities laws. An assignee may not become a Member without the consent of Sydling.  Sydling will not consent if it determines that the admission of the assignee to the Fund would endanger the Fund’s tax status as a partnership or otherwise have adverse legal consequences.  An assignee not admitted to the Fund as a Member will share the profits and capital of the Fund, but will not be entitled to vote, to an accounting of Fund transactions, to receive tax information, or to inspect the books and records of the Fund.  An assigning Member will remain liable to the Fund for any amounts for which he may be liable.

Removal or Admission of Sydling

Sydling may be removed and successor trading managers may be admitted upon the vote of the majority of the outstanding Redeemable Units.

Amendments; Meetings

The LLC Agreement may be amended if approved in writing by Sydling and Members owning more than 50% of the outstanding Redeemable Units.  In addition, Sydling may amend the LLC Agreement without the consent of the Members in order to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between the LLC Agreement and the Memorandum), to delete or add any provision of or to the LLC Agreement required to be deleted or added by the staff of any federal or state agency, or to make any amendment to the LLC Agreement which Sydling deems advisable (including but not limited to amendments necessary to effect the allocations proposed therein) provided that such amendment is not adverse to any Member (unless the consent of such Member is obtained), or is required by law.

Upon receipt of a written request, signed by Members owning at least 10% of the outstanding Redeemable Units, that a meeting of the Fund be called to consider any matter upon which Members may vote pursuant to the LLC Agreement, Sydling, by written notice to each Member of record mailed within 15 days after such receipt, must call a meeting of the Fund.  Such meeting must be held at least 30 but not more than 60 days after the mailing of such notice and the notice must specify the date, a reasonable time and place, and the purpose of such meeting.

At any such meeting, upon the approval by an affirmative vote of Members owning more than 50% of the Redeemable Units, the following actions may be taken:  (i) the LLC Agreement may, with certain exceptions, be amended; (ii) the Fund may be dissolved; (iii) Sydling may be removed and a new trading manager may be appointed; (iv) a new trading manager or trading managers may be appointed if Sydling elects to withdraw from the Fund; (v) any contracts with Sydling or any of its affiliates or any trading advisor may be terminated without penalty on 60 days’ notice; and (vi) the sale of all assets of the Fund may be approved.

Reports to Members

Within 30 days of the end of each month, Sydling will provide the Members with a financial report containing information relating to the net assets of the Fund and net asset value per Redeemable Unit as of the end of such month, as well as other information relating to the operations of the Fund which is required to be reported to the Members by CFTC regulations.  In addition, if any of the following events occur, notice thereof will be mailed to each Member within seven business days of such occurrence:  a decrease in the net asset value per Redeemable Unit to $400 or less, as such amount may be adjusted for any splits or combinations of Redeemable Units, as of the end of any trading day; any change in trading advisor(s); a change in Sydling (other than to an affiliate); any change in commodity brokers; any material change in the Fund’s trading policies or any material change in an advisor’s trading strategies.  In addition, a certified annual report of financial condition will be distributed to the Members not more than 90 days (or such longer time as may be permitted by applicable law) after the close of the Fund’s fiscal year.  As soon as practicable after the close of the fiscal year and if required by the then applicable tax law, tax information necessary for the preparation of the Members’ annual federal income tax returns will be distributed to the Members.

Dissolution of the Fund

The affairs of the Fund will be wound up and the Fund liquidated as soon as practicable upon the first to occur of the following:  (i) December 31, 2037; (ii) the vote to dissolve the Fund by Members owning more than 50% of the Redeemable Units; (iii) the withdrawal, removal, bankruptcy or dissolution of Sydling (unless the Fund is continued as described in the LLC Agreement); (iv) a decline in net asset value to less than $400 per Redeemable Unit, as such amount may be adjusted for any splits or combinations of Redeemable Units, as of the end of any trading day; or (v) the occurrence of any event which shall make it unlawful for the existence of the Fund to be continued.  In addition, Sydling may, in its sole discretion, cause the Fund to dissolve if the Fund’s aggregate net assets decline to less than $1,000,000 (unless the Fund is continued as described in the LLC Agreement).

Power of Attorney

To facilitate the execution of various documents by Sydling on behalf of the Fund and the Members, the Members will appoint Sydling and any liquidator of the Fund’s assets appointed pursuant to the LLC Agreement, with power of substitution, their attorney-in-fact by executing the investor application and subscription agreement including the power of attorney.  Such documents include, without limitation, the LLC Agreement and amendments and restatements thereto, the Customer Agreement and Trading Advisory Agreement.

Tax Matters Partner or Partnership Representative

Sydling will serve as the Fund’s tax matters partner (for tax years beginning before 2018) or “partnership representative” (for later tax years).